Filed pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 12 DATED JUNE 23, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004 which superseded and replaced all prior supplements to the Prospectus, and Supplement No. 10 dated May 27, 2004 and Supplement No. 11 dated June 9, 2004. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the acquisition of a seven-story office building containing approximately 385,000 rentable square feet in Florham Park, New Jersey; and

•	the probable acquisition of a 14-story office building containing approximately 353,000 rentable square feet in Atlanta, Georgia; and

•	certain information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of June 22, 2004, we had received aggregate gross offering proceeds of approximately $250.0 million from the sale of approximately 25.0 million shares in our initial public offering. After payment of approximately $5.0 million in acquisition fees, payment of approximately $23.4 million in selling commissions and dealer manager fees and $5.0 million in other organization and offering expenses, as of June 22, 2004, we had raised aggregate net offering proceeds of approximately $216.6 million.

Acquisition of the 180 Park Avenue Buildings

On June 23, 2004, we purchased two three-story office buildings containing approximately 385,000 rentable square feet (the “180 Park Avenue Buildings”). The 180 Park Avenue Buildings are located on an approximate 62.8-acre parcel of land at 180 Park Avenue in Florham Park, New Jersey. The purchase price of the 180 Park Avenue Buildings was approximately $78.4 million, plus closing costs. The acquisition was funded with net proceeds raised from this offering and proceeds from our $350 million line of credit with Bank of America, N.A. The 180 Park Avenue Buildings were purchased from Rock-Florham SPE, LLC, which is not affiliated with us or Wells Capital, Inc. (the “Advisor”).

The 180 Park Avenue Buildings, which were completed in 1982 and 1998, are 100% leased to AT&T Corporation (“AT&T”). AT&T, a company whose shares are publicly traded on the New York Stock Exchange, is a leading global communication provider of voice and data communication services to large and small businesses, consumers and governmental entities. AT&T runs the largest communications network in the United States and is a market leader in local, long distance and Internet services, as well as transaction-based services like prepaid cards, collect calling and directory assistance. AT&T reported a net worth, as of March 31, 2004, of approximately $14.1 billion. The current aggregate annualized base rent payable under the AT&T leases, which expire in 2013, is approximately $7.5 million. AT&T has the right, at its option, to extend the initial term of its leases for three additional five-year periods. Additionally, AT&T has the right to expand the 180 Park Avenue Buildings up to 221,000 gross square feet.

Linque Management Company, Inc, which is not affiliated with us or our Advisor, is the current on-site property manager for the 180 Park Avenue Buildings. We do not intend to make significant renovations or improvements to the 180 Park Avenue Buildings in the near term. We believe that the 180 Park Avenue Buildings are adequately insured.

Probable Acquisition of One Glenlake Building

We anticipate purchasing a 14-story office building containing approximately 353,000 rentable square feet (the “One Glenlake Building”) subject to a ground lease from an unaffiliated party. The One Glenlake Building is located on an approximate 3.96-acre parcel of land at One Glenlake Parkway in Atlanta, Georgia. The purchase price of the One Glenlake Building is expected to be approximately $80.0 million, plus closing costs. The acquisition is expected to be funded with net proceeds raised from this offering and with proceeds from our $350 million line of credit with Bank of America, N.A.

Certain real property tax abatement benefits are available to the landlord because the fee simple title to the property is held by Development Authority of Fulton County (“Development Authority”). The property tax abatement benefits will expire in 2012. We will acquire fee simple title upon exercise of an option to purchase contained in the ground lease. The purchase price will be approximately equal to the amount then due to us under the Taxable Revenue Bond issued by the Development Authority. We are not likely to exercise the purchase option until the tax abatement benefits expire.

One Glenlake Building, which was completed in 2003, is leased to Siebel Systems, Inc. (“Siebel”) (approximately 46.1%) and various other office tenants (approximately 41.2%). Approximately 12.7% of the One Glenlake Building is currently vacant.

Although we have assessed the acquisition of the One Glenlake Building as probable, there can be no guarantee that the acquisition will be consummated. If we decide not to close on the acquisition, we will forfeit significant amounts of earnest money. Other properties may be identified in the future that we may acquire prior to or instead of this property.

Indebtedness

Following the acquisition of the 180 Park Avenue Building, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 41%. Following the acquisition, borrowings under our $350 million credit facility were approximately $129.7 million, and we had approximately $40.3 million in remaining capacity based on the value of our borrowing base properties.